UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Ku6 Media Co., Ltd.

(Name of Issuer)

American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

48274B103

(CUSIP Number)

July 30, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48274B103

1	NAMES OF REPORTING PERSONS LI Shanyou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 48274B103

1	NAMES OF REPORTING PERSONS KUMELLA HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a). Name of Issuer:

Ku6 Media Co., Ltd. (formerly known as Hurray! Holding Co., Ltd.)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China

Item 2(a). Name of Person Filing:

This Statement is being filed jointly by (i) LI Shanyou, a citizen of the People’s Republic of China; and (ii) KUMELLA HOLDINGS LIMITED, a British Virgin Islands company.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of Principal Business Office of LI Shanyou is Room A402, Great Wall Computer Tower, No. Jia 38, Xueyuan Road, Haidian District, Beijing. The address of Principal Business Office of KUMELLA HOLDINGS LIMITED is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c). Citizenship:

Please refer to Item 2(a) above.

Item 2(d). Title of Class of Securities:

Ordinary Shares and American Depositary Shares, each representing 100 ordinary shares of the Issuer

Item 2(e). CUSIP Number:

48274B103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii) (G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:
	(i)	LI Shanyou	0
	(ii)	KUMELLA HOLDINGS LIMITED	0

(b)	Percent of class:
	(i)	LI Shanyou	0%
	(ii)	KUMELLA HOLDINGS LIMITED	0%

(c)	Number of shares as to which the person has sole power to vote or to direct the vote
	(i)	LI Shanyou	0
	(ii)	KUMELLA HOLDINGS LIMITED	0

		Number of shares as to which the person has shared power to vote or to direct the vote
	(i)	LI Shanyou	0
	(ii)	KUMELLA HOLDINGS LIMITED	0

		Number of shares as to which the person has sole power to dispose or to direct the disposition of
	(i)	LI Shanyou	0
	(ii)	KUMELLA HOLDINGS LIMITED	0

		Number of shares as to which the person has shared power to dispose or to direct the disposition of
	(i)	LI Shanyou	0
	(ii)	KUMELLA HOLDINGS LIMITED	0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Febuary 12, 2013

/s/ LI Shanyou
LI Shanyou

KUMELLA HOLDINGS LIMITED

By:	/s/ LI Shanyou
	Name:	LI Shanyou
	Title:	Sole Director